Exhibit 99.1
Operating and Financial Review
DÜSSELDORF, GERMANY - August 5, 2025 – trivago N.V. (NASDAQ: TRVG) (the “Company”, “we,” “us,” “our,” or “trivago,”) announced financial results for the second quarter ended June 30, 2025.

Highlights:
•Total revenue grew 17% year-over-year to €139.3 million in the second quarter, driven by an 18% increase in Referral Revenue, which reached €138.5 million, compared to the same prior year period, marking our third consecutive quarter of growth.
•Second consecutive quarter achieving double-digit year-over-year Referral Revenue growth across all three reporting segments with 10% growth in Americas, 20% in Developed Europe, and 32% in Rest of World in the second quarter compared to the same prior year period, primarily driven by branded channel traffic1 growth.
•While net loss for the second quarter increased to €6.5 million, Adjusted EBITDA2 loss improved to €5.1 million, compared to the same prior year period.
•Logged-in users on our platform generated 20% of total Referral Revenue, marking a milestone that reflects the success of our initiatives to deepen user engagement and build loyalty.
•Our acquisition of Holisto Ltd. was completed on July 31, 2025, which we expect will contribute low double-digit million euro revenue to the consolidated group results in 2025.
•Double-digit total revenue growth is expected to continue for the third quarter of 2025, which would mark our third consecutive period of double-digit growth.

"I am pleased to report strong financial performance with 17% revenue growth year-over-year. This marks our third consecutive quarter of growth and second consecutive quarter of double-digit growth across all reporting segments. We achieved this accelerated growth while improving Adjusted EBITDA year-over-year. These results demonstrate that our strategic initiatives are working, our brand marketing investments are driving returns, our product improvements are converting users, and our teams are executing with excellence across the organization." said Chief Executive Officer Johannes Thomas.

"We are thrilled to report another successful quarter for trivago, marking yet another strong performance that highlights sustained growth in branded channel traffic while maintaining stable Return on Advertising Spend, reaffirming the effectiveness of our marketing strategy. With continued double-digit revenue growth, we are reiterating our full-year guidance as we focus on driving sustainable growth while being cost disciplined. We are excited to have achieved 20% of Referral Revenue from logged-in users, which underscores our progress in fostering user loyalty and engagement. The acquisition of Holisto plays a pivotal role in enhancing the user experience by expanding our trivago-branded booking funnel which will help us drive conversion rates.” said Chief Financial Officer Dr. Wolf Schmuhl.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended June 30,			Six months ended June 30,
	2025	2024	Δ Y/Y	2025	2024	Δ Y/Y
Total revenue	139.3	118.6	17%	263.4	220.0	20%
Referral Revenue	138.5	117.2	18%	261.9	217.4	20%
Return on Advertising Spend	119.0%	122.7%	(3.7) ppts	118.6%	121.0%	(2.4) ppts
Net loss	(6.5)	(4.9)	33%	(14.3)	(13.3)	8%
Adjusted EBITDA	(5.1)	(5.4)	(6)%	(11.6)	(14.5)	(20)%
(1) Branded channel traffic refers to traffic to our platform through: one of our localized platform websites, one of our downloadable mobile applications, branded search engine optimization marketing channels (or "branded free traffic") for keyword searches that are inclusive of the trivago brand name, and/or paid keyword searches that include the trivago brand name, such as "trivago" or "trivago hotel".
(2) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 10 to 11 herein for explanations and reconciliations of non-GAAP measures used.

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a leading global hotel search and price comparison platform and one of the most recognized travel brands in the world. When price savvy travelers are searching for a hotel, we want trivago to be the obvious choice. We aim to help travelers find the best place to stay and the best time to go. trivago aims to enable them to book with confidence, saving travelers valuable time and money. By leveraging cutting-edge technology, we seek to personalize and simplify the hotel search experience for millions of travelers every month. We provide access to more than 5.0 million hotels and other types of accommodation in over 190 countries.

Discussion of Results
The discussion of results should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) have been omitted from this review.

Recent Trends
Total revenues grew 17% year-over-year to €139.3 million in the second quarter, primarily driven by Referral Revenue of €138.5 million, which increased 18% compared to the same prior year period. The strong results represent our third consecutive quarter of revenue growth and the second consecutive quarter of achieving double-digit revenue growth across all reporting segments. Robust growth across our marketing channels and higher traffic volumes across all segments in response to our continuous strategic marketing investments were key drivers of this performance.

Branded channel traffic growth year-over-year, particularly in Developed Europe and Americas, reached and maintained double-digit levels in the second quarter, signaling our strategic brand initiatives are effectively working as planned. The strong response to our marketing efforts, particularly to our branded channel traffic investments, persisted throughout the entire second quarter, which was instrumental for the strong performance. The quarter began with robust double-digit year-over-year Referral Revenue growth across all three reportable segments, which persisted through most of the second quarter before easing in the final weeks primarily due to strong prior year comparisons, particularly driven by a strong June performance in the prior year.

During the second quarter, we continued to make targeted Advertising Spend investments, which increased 22% year-over-year, or €20.9 million, compared to the same period in 2024. We maintained a disciplined approach to our brand and performance marketing investments, focusing on long-term sustainability and profitability. Despite the increased levels of brand investments, we maintained a strong Global ROAS of 119.0%. This reflects our ability to effectively scale our marketing strategy, particularly within our branded marketing channels, while simultaneously growing our revenue baseline at profitable levels. Looking ahead, we remain focused on executing a long-term growth strategy that prioritizes sustainable, scalable results over short-term profit maximization.
Holisto Limited Acquisition
On July 31, 2025, we completed the acquisition of Holisto Limited (“Holisto”) by acquiring all remaining outstanding equity interests for approximately €22.3 million (USD 25.5 million). Holisto is an AI-driven travel technology platform that serves as a hotel rate aggregator and white-label booking engine provider. While our initial investment in Holisto of €10.2 million in July 2024, which included the direct transaction costs incurred to acquire the investment, met the criteria for an operating segment, it did not meet the quantitative thresholds to qualify as a reportable segment. Going forward, we expect Holisto to become a separate reportable segment within trivago’s consolidated financial results.

Outlook
As we enter the peak summer travel season, we see significant opportunities to scale our marketing efforts and we remain committed to pursuing promising advertising opportunities to maintain our positive momentum. We believe these initiatives will enable us to continue expanding our audience reach, driving long-term revenue growth. Advertising Spend is expected to increase further, though it remains well below historical levels, as we focus on reinvesting profits strategically to maximize return and sustain our growth trajectory. With our strong capitalization and positioning, we are well-prepared to fuel continued growth.

For the third quarter, we anticipate delivering our third consecutive quarter of double-digit revenue growth, though at a rate below the second quarter of 2025. Despite the strong prior-year comparative period in July, total revenue continued to grow at single digits year-over-year in the first weeks of the third quarter. We expect year-over-year growth rates to improve throughout the quarter, ultimately achieving double-digit growth for the full quarter. For the full year 2025, we continue to expect trivago’s total revenues percent growth to be within the mid-teens percent range year-over-year, achieving double-digit growth. We also anticipate Holisto will further contribute low double-digit million euro total revenue while continuing to operate at near breakeven levels, resulting in an immaterial impact on our Adjusted EBITDA guidance. For the full-year 2025, we aim to achieve positive Adjusted EBITDA similar to 2024.

Revenue, Advertising Spend, and Return of Advertising Spend
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers, or when a user makes a booking on the advertiser's website ultimately from a referral from our platform. We call this our Referral Revenue.

Management has identified three reportable segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the second quarter of 2025, the most significant countries by revenue in that segment were Japan, Turkey, Australia, New Zealand, and United Arab Emirates. We have also determined that our equity method investment in Holisto Ltd. has met the criteria for an operating segment, however, it does not meet the quantitative thresholds of a separate reportable segment for the three and six months ended June 30, 2025. See "Holisto Limited Acquisition" above for further details on the acquisition of Holisto in July 2025. Going forward, we expect Holisto to become a separate reportable segment within trivago’s consolidated financial results.

We also earn revenue by offering our advertisers business-to-business (B2B) solutions such as data product offerings and subscription fees earned from advertisers for the trivago Business Studio subscriptions. These revenue streams do not represent a significant portion of our total revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended June 30,				Six months ended June 30,
	2025	2024	Δ €	Δ %	2025	2024	Δ €	Δ % Y/Y
Americas	€52.8	€47.9	€4.9	10%	€97.7	€86.0	€11.7	14%
Developed Europe	56.2	47.0	9.2	20%	108.5	90.8	17.7	19%
Rest of World	29.5	22.4	7.1	32%	55.7	40.6	15.1	37%
Total Referral Revenue	€138.5	€117.2	€21.3	18%	€261.9	€217.4	€44.5	20%
Other revenue	0.7	1.4	(0.7)	(50)%	1.5	2.6	(1.1)	(42)%
Total revenue	€139.3	€118.6	€20.7	17%	€263.4	€220.0	€43.4	20%
Note: Some figures may not add up due to rounding.
Referral Revenue increased by €21.3 million and €44.5 million during the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024. The increases in all segments were primarily driven by growth from branded channel traffic in response to our continuous brand marketing investments, as well as growth from other marketing channels driven by higher traffic volumes and improved booking conversion. We continue to observe overall healthy bidding dynamics on our platform compared to the same periods in 2024, particularly in Americas and Developed Europe. These increases were partly offset by the weakening of local currencies against the Euro.

Other Revenue
Other revenue decreased by €0.7 million and €1.1 million during the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, primarily due to the discontinuation of other B2B revenue sources in the middle of 2024.

Advertiser Concentration
We generate the majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 38% and 37% during the three and six months ended June 30, 2025, respectively, compared to 41% and 39% in the same periods in 2024, respectively. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue was 37% and 38% during both the three and six month periods ended June 30, 2025 and 2024, respectively.

Advertising Spend
Advertising Spend is included in selling and marketing expense and consists of fees that we pay for our various marketing channels like TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement.
Advertising Spend by Segment (€ millions)

	Three months ended June 30,				Six months ended June 30,
	2025	2024	Δ €	Δ %	2025	2024	Δ €	Δ % Y/Y
Americas	€45.2	€39.7	€5.5	14%	€88.9	€72.9	€16.0	22%
Developed Europe	46.0	36.5	9.5	26%	85.1	72.8	12.3	17%
Rest of World	25.2	19.3	5.9	31%	47.0	33.9	13.1	39%
Total Advertising Spend	€116.4	€95.5	€20.9	22%	€220.9	€179.6	€41.3	23%
Note: Some figures may not add up due to rounding.

Total Advertising Spend increased by €20.9 million and €41.3 million during the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, primarily driven by continuous increases in brand marketing investments across all segments aimed at increasing the volume of direct traffic to our platforms.

Return on Advertising Spend (ROAS)
ROAS Contribution is the difference between Referral Revenue and Advertising Spend. ROAS is the ratio of Referral Revenue to Advertising Spend. We believe that both are indicators of the efficiency of our advertising. ROAS is our primary operating metric.

ROAS Contribution (in € millions) and ROAS (in %) by Segment

	Three months ended June 30,
	ROAS Contribution			ROAS
	2025	2024	Δ €	2025	2024	Δ ppts
Americas	€7.6	€8.2	€(0.6)	116.9%	120.7%	(3.8) ppts
Developed Europe	10.2	10.4	(0.2)	122.1%	128.5%	(6.4) ppts
Rest of World	4.3	3.0	1.3	117.1%	115.7%	1.4 ppts
Global	€22.1	€21.7	€0.4	119.0%	122.7%	(3.7) ppts
Note: Some figures may not add up due to rounding.

	Six months ended June 30,
	ROAS Contribution			ROAS
	2025	2024	Δ €	2025	2024	Δ ppts
Americas	€8.8	€13.0	€(4.2)	109.9%	117.9%	(8.0) ppts
Developed Europe	23.4	18.0	5.4	127.6%	124.8%	2.8 ppts
Rest of World	8.7	6.7	2.0	118.6%	119.8%	(1.2) ppts
Global	€41.0	€37.8	€3.2	118.6%	121.0%	(2.4) ppts
Note: Some figures may not add up due to rounding.
Global ROAS decreased by 3.7 ppts and 2.4 ppts during the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, mainly due to continuous increases in brand marketing investments across all segments with the intention of increasing the volume of direct traffic to our platforms in the long term. This was partly offset by improved performance marketing efficiency across all segments. In Developed Europe specifically, we further accelerated our brand investment in the second quarter of 2025 as a result of the observed strong results from the brand investments in the first quarter of 2025. The higher ROAS in the first quarter of 2025 compared to the same period in 2024 largely offset the effect of increased spend in the second quarter of 2025, resulting in an overall ROAS improvement for the six months ended June 30, 2025 in Developed Europe.

Expenses
Expenses by Cost Category (€ millions)

	Three months ended June 30,				As a % of Revenue
	2025	2024	Δ €	Δ %	2025	2024
Cost of revenue	€2.7	€2.7	€0.0	—%	2%	2%
Selling and marketing	124.0	102.2	21.8	21%	89%	86%
Advertising Spend	116.4	95.5	20.9	22%	84%	81%
Other selling and marketing	7.6	6.7	0.9	13%	5%	6%
Technology and content	12.6	12.9	(0.3)	(2)%	9%	11%
General and administrative	8.1	9.6	(1.5)	(16)%	6%	8%
Amortization of intangible assets	0.0	—	0.0	0%	0%	0%
Total costs and expenses	€147.3	€127.4	€19.9	16%	106%	107%
Note: Some figures may not add up due to rounding.

	Six months ended June 30,				As a % of Revenue
	2025	2024	Δ €	Δ %	2025	2024
Cost of revenue	€5.4	€5.7	€(0.3)	(5)%	2%	3%
Selling and marketing	234.2	191.1	43.1	23%	89%	87%
Advertising Spend	220.9	179.6	41.3	23%	84%	82%
Other selling and marketing	13.3	11.5	1.8	16%	5%	5%
Technology and content	26.0	25.4	0.6	2%	10%	12%
General and administrative	15.4	18.2	(2.8)	(15)%	6%	8%
Amortization of intangible assets	0.0	0.0	0.0	0%	0%	0%
Total costs and expenses	€281.0	€240.3	€40.7	17%	107%	109%
Note: Some figures may not add up due to rounding.

Cost of Revenue
Cost of revenue remained stable during the three months ended June 30, 2025, while it decreased by €0.3 million during the six months ended June 30, 2025, compared to the same periods in 2024. The decrease during the six months ended June 30, 2025 was primarily due to a reduction of certain IT and cloud-related service provider costs that are closely related to revenue generation.

Selling and Marketing
Selling and marketing expense increased by €21.8 million and €43.1 million during the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024. Of the total selling and marketing expenses, Advertising Spend represented 94% for both the three and six months ended June 30, 2025. See "Advertising Spend" above for further details.

Other selling and marketing expense increased by €0.9 million and €1.8 million during the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024. The increases were primarily driven by higher television advertisement production costs, increased costs to market our platform to new hoteliers, higher digital services taxes, and increased personnel costs mainly due to a higher compensation base resulting from our annual salary review process. These increases were partly offset by the non-recurrence of the recognition of retroactive Canadian digital services taxes in the second quarter of 2024, as well as lower marketing expenses due to the end of our long-term sponsorship agreement in June 2024.

Canadian digital services taxes have been recognized quarterly since the second quarter of 2024 with retroactive effect from January 1, 2022. While the intention to rescind Canada's Digital Services Tax Act has been announced, the legislation has not been finalized. If the legislation is enacted, it will result in a cumulative accrual release of €1.1 million as of June 30, 2025.

Technology and Content
Technology and content expense decreased by €0.3 million and increased by €0.6 million during the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024.

The decrease during the three months ended June 30, 2025 was primarily driven by lower non-core cloud-related service provider costs, higher capitalization of our developers' salaries, and lower share-based compensation expense. The decrease was partly offset by higher compensation expense, mainly due to a higher headcount and compensation base resulting from our annual salary review process, compared to the same period in 2024.

The increase during the six months ended June 30, 2025 was primarily driven by higher compensation expense as noted above and headcount-based allocated office repair costs. The increase was partly offset by lower non-core cloud-related service provider costs, higher capitalization of our developers' salaries, and lower share-based compensation expense, compared to the same period in 2024.

General and Administrative
General and administrative expense decreased by €1.5 million and €2.8 million during the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024. The decreases were primarily driven by lower professional fees related to our call option and equity investment in Holisto. The decrease during the three months ended June 30, 2025 was further driven by lower share-based compensation expense and legal and consulting expenses. The decrease during the six months ended June 30, 2025 was further driven by lower costs resulting from the release of prior-year accruals and lower costs related to changes in the executive leadership, partly offset by higher share-based compensation expense.

Income Taxes, Net Loss and Adjusted EBITDA (€ millions)

	Three months ended June 30,			Six months ended June 30,
	2025	2024	Δ €	2025	2024	Δ €
Operating loss	€(8.0)	€(8.8)	€0.8	€(17.6)	€(20.4)	€2.8
Other income/(expense)
Interest expense	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0
Interest income	0.5	1.0	(0.5)	1.3	1.9	(0.6)
Other, net	0.2	(0.0)	0.2	0.5	(0.0)	0.5
Total other income, net	€0.7	€1.0	€(0.3)	€1.7	€1.8	€(0.1)

Loss before income taxes	(7.3)	(7.8)	0.5	(15.9)	(18.5)	2.6
Benefit for income taxes	(1.2)	(2.9)	1.7	(3.2)	(5.3)	2.1
Loss before equity method investments	€(6.1)	€(4.9)	€(1.2)	€(12.6)	€(13.3)	€0.7
Loss from equity method investments	(0.4)	(0.0)	(0.4)	(1.7)	(0.1)	(1.6)
Net loss	€(6.5)	€(4.9)	€(1.6)	€(14.3)	€(13.3)	€(1.0)

Adjusted EBITDA	€(5.1)	€(5.4)	€0.3	€(11.6)	€(14.5)	€2.9
Note: Some figures may not add up due to rounding.

Income Taxes
Income tax benefit was €1.2 million during the three months ended June 30, 2025 compared to €2.9 million in the same period in 2024. The total weighted-average tax rate for the three months ended June 30, 2025 was 30.5%, which primarily reflects the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year, specifically non-tax-deductible expenses and deductible taxes impacting the tax base. Our effective tax rate for the three months ended June 30, 2025 was 16.0%, compared to 37.0% in the same period in 2024. The change in effective tax rate during the three months ended June 30, 2025 compared to the same period in 2024 is primarily related to the impact of the expected pre-tax income position for the full year 2025 on the weighted average tax rate, as well as the difference in deferred tax adjustments related to temporary items between the two periods.

Income tax benefit was €3.2 million during the six months ended June 30, 2025, compared to €5.3 million in the same period in 2024. Our effective tax rate for the six months ended June 30, 2025 was 20.3%, compared to 28.5% in the same period in 2024. The difference in effective tax rate during the six months ended June 30, 2025 compared to the same period in 2024 is primarily related to the impact of the difference expected pre-tax income position for the full year 2025 on the weighted average tax rate, as well as the difference in deferred tax adjustments related to temporary items between the two periods.

The difference between the weighted average tax rate and the effective tax rate for the three and six months ended June 30, 2025 primarily relates to share-based compensation expense, which is not deductible for tax purposes.

The uncertain tax position related to unrecognized tax benefits from the deductibility of expenses was €8.8 million as of June 30, 2025. The liability associated with these tax benefits is included in accrued expenses and other current liabilities in the unaudited condensed consolidated balance sheets.

Loss from Equity Method Investments
Loss from equity method investments was €0.4 million and €1.7 million during the three and six months ended June 30, 2025, respectively, compared to €0.1 million for both the same periods in 2024. The larger losses primarily resulted from the equity method investment in Holisto completed in July 2024. See "Holisto Limited Acquisition" above for further details on the acquisition of the remaining equity interests in Holisto in July 2025.

Net Loss and Adjusted EBITDA
Net losses were €6.5 million and €14.3 million during the three and six months ended June 30, 2025, respectively, while Adjusted EBITDA losses were €5.1 million and €11.6 million, respectively. The losses were primarily a result of higher selling and marketing expenses as we invested into our brand marketing activities as part of our strategy towards long-term growth.

Balance Sheet and Cash Flows
Total cash, cash equivalents and restricted cash were €111.2 million as of June 30, 2025, compared to €134.1 million as of December 31, 2024. The decrease of €22.8 million during the six months ended June 30, 2025, was mainly driven by €20.6 million cash used in operating activities and €1.0 million cash used in investing activities.

Cash used in operating activities during the six months ended June 30, 2025 was primarily driven by the net loss of €14.3 million, mainly due to the aforementioned brand marketing investments, that was offset in part by non-cash items, including share based compensation of €3.9 million and depreciation of €2.0 million. The reduction of non-cash deferred income taxes of €3.8 million further increased the cash used in operating activities.

Consistent with our seasonal fluctuations, higher revenues in the second quarter of 2025 compared to the fourth quarter of 2024 resulted in an increase of accounts receivable by €29.0 million as of June 30, 2025 compared to December 31, 2024. Additionally, accounts payable increased by €17.5 million as of June 30, 2025 compared to December 31, 2024 resulting from higher Advertising Spend. As the magnitude of the increase in current assets mainly driven by accounts receivable was higher than the increase in current liabilities mainly driven by accounts payable, there was an overall positive net working capital of €9.6 million.

Cash used in investing activities during the six months ended June 30, 2025, was primarily driven by cash outflows of €2.1 million related to capital expenditures, including internal-use software and website development, that was partly offset by cash received from the German tax authority of €1.0 million relating to tax credits that were originally recorded in the fourth quarter of 2024.

See "Holisto Limited Acquisition" above for further details on the acquisition of the remaining equity interests in Holisto resulting in subsequent cash used in investing activities of approximately €22.3 million in July 2025.

Notes & Definitions:
Definitions of Non-GAAP Measures
Adjusted EBITDA:
We report Adjusted EBITDA as a supplemental measure to U.S. Generally Accepted Accounting Principles ("GAAP").

We define Adjusted EBITDA as net income/(loss) adjusted for:
•income/(loss) from equity method investment,
•expense/(benefit) for income taxes,
•total other (income)/expense, net,
•depreciation of property and equipment and amortization of intangible assets,
•impairment of, and gains and losses on disposals of, property and equipment,
•impairment of intangible assets and goodwill,
•share-based compensation, and
•certain other items, including restructuring, ADS cancellation fees, and significant legal settlements and court-ordered penalties.

From time to time, we may exclude from Adjusted EBITDA the impact of certain items that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present these non-GAAP financial measures because they are used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

We periodically provide an Adjusted EBITDA outlook. We are, however, unable to provide a reconciliation of our Adjusted EBITDA outlook to net income/(loss), the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably or reliably predicted or are not in our control, including, in particular, the timing or magnitude of share-based compensation, interest, taxes, impairments, restructuring related costs and/or significant legal settlements and court-ordered penalties without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net loss	€(6.5)	€(4.9)	€(14.3)	€(13.3)
Loss from equity method investments	(0.4)	(0.0)	(1.7)	(0.1)
Loss before equity method investments	€(6.1)	€(4.9)	€(12.6)	€(13.3)
Benefit for income taxes	(1.2)	(2.9)	(3.2)	(5.3)
Loss before income taxes	€(7.3)	€(7.8)	€(15.9)	€(18.5)
Add/(less):
Interest expense	0.0	0.0	0.0	0.0
Interest income	(0.5)	(1.0)	(1.3)	(1.9)
Other, net	(0.2)	0.0	(0.5)	0.0
Operating loss	€(8.0)	€(8.8)	€(17.6)	€(20.4)
Depreciation of property and equipment and amortization of intangible assets	1.0	1.1	2.1	2.2
Impairment of, and gains and losses on disposals of, property and equipment	0.0	—	0.0	—
Share-based compensation	1.9	2.4	3.9	3.6
Adjusted EBITDA	€(5.1)	€(5.4)	€(11.6)	€(14.5)
Note: Some figures may not add up due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the extent to which our strategy of increasing brand marketing investments positively impacts the volume of direct traffic to our platform and grows our revenue in future periods without reducing our profits or incurring losses;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in recent years on our ability to grow our revenue;
•our reliance on search engines, particularly Google, whose search results can be affected by a number of factors, many of which are not in our control;
•the promotion by Google of its own product and services that compete directly with our hotel and accommodation search;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or (CPC), bidding or cost-per-acquisition (CPA) strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•the potential negative impact of a worsening of the economic outlook and inflation on consumer discretionary spending;
•any further impairment of intangible assets;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the ongoing military conflict between Russia and Ukraine, the ongoing conflicts affecting the Middle Eastern region, potential changes in U.S. tariff policy and other countries' responses thereto, or other developments resulting in heightened cross-border controls;
•increasing competition in our industry;
•our ability to innovate, integrate, and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;
•changes to and our compliance with applicable laws, rules and regulations;
•the potential operating difficulties and other harmful consequences from the integration of acquired assets and businesses;
•the impact of any legal and regulatory proceedings to which we are or may become subject; and
•potential disruptions in the operation of our systems, security breaches and data protection,

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.